UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 15, 2009	Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Tel: 86-10-84477148
Fax: 86-10-84477246
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________.

EXPLANATORY NOTE

This Form 6-K is comprised of the unaudited financial statements of Chardan 2008 China Acquisition Corp. (the “Company”, “we”, “us” or “our”) for the period from February 19, 2008 (inception) to March 31, 2008, and as of March 31, 2009, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for such period, and a section entitled “Other Items”.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

INDEX TO UNAUDITED FINANCIAL STATEMENTS

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

BALANCE SHEET

ASSETS
	March 31,	December 31,
	2009	2008

Current assets:
Cash	$79,442	$45,413
Total current assets	79,442	45,413

Restricted cash equivalents held in trust account	54,304,809	54,564,894

Total assets	$54,384,251	$54,610,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Loans from related parties	$174	$9,854
Total current liabilities	174

Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	1,430,000	1,430,000

Total liabilities	1,430,174	1,439,854

Commitments and contingencies

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	18,985,305	18,985,305

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none
issued and outstanding	-	-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917	917
Additional paid in capital	34,248,528	34,244,020
Accumulated deficit	(280,673)	(59,789)
Total stockholders’ equity	34,968,772	34,185,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$54,384,251	54,610,307

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENT OF OPERATIONS

	March 31, 2009	Period February 19, 2008 (Date of Inception) Through March 31, 2008

REVENUE	$-	$-

COST OF SALES	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES:
Selling, general, and administrative	221,892	-
Total operating expenses	221,892	-

OTHER INCOME (EXPENSE):
Other expense	(5,218)	-
Interest income	10,133	-
Net other income	4,915	-

LOSS BEFORE INCOME TAXES	(216,977)	-

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(216,977)	$-

NET LOSS PER SHARE:
Basic and Diluted	$(0.02)

WEIGHTED-AVERAGE SHARES
Basic and Diluted	9,166,666

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

	March 31, 2009	For the Period From February 19, 2008 (inception) to March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(216,977)
Adjustments to reconcile net loss to net cash used in operating activities:
Net cash used in operating activities	(216,977)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from T-Bills	260,085
Net cash used in investing activities	260,085

CASH FLOWS FROM FINANCING ACTIVITIES:
Costs associated with issuance of stock	601
Net loans from related parties	(9,680)
Net cash provided by financing activities	(9,079)

NET INCREASE IN CASH AND CASH EQUIVALENTS	34,029
BEGINNING OF PERIOD	45,413
END OF PERIOD	$79,442

Supplementary disclosure of cash flow information:
Cash paid for interest	$-
Cash paid for taxes	$-

See accompanying notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 –NATURE OF BUSINESS

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands (“BVI”) business company with limited liability.  The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business.  The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China.  Efforts in identifying a prospective target business will not be limited to a particular industry within China.  The Company engaged in preliminary discussions with several potential targets, but it does not have any specific merger, share capital exchange, contractual control arrangement, asset acquisition or other business combination under consideration.

At March 31, 2009, the Company had not commenced any operations or generated revenue. All activity through March 31, 2009 relates to the Company’s inception, capital raising, the initial public offering described below and initial efforts to locate a suitable acquisition target. Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering. The fund currently holds U.S. Treasuries with a face value of $54,308,000.00 for which it paid $54,304,409. These funds have been deposited in a trust account held by JP Morgan Chase’s London branch, and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Pursuant to the Company’s amended and restated memorandum and articles of association and applicable provisions of BVI law, the Company will promptly liquidate the trust account and distribute to our public shareholders all of the funds (net of taxes owed) held in it as of the date of  our voluntary liquidation if we:

(a)	Do not effect a business combination within 18 months after consummation of the offering, or
(b)
Do not effect a business combination within 30 months from the consummation of the offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the offering and the business combination has not yet been consummated within such 18 month period, or

(c)	Do not effect a business combination within 36 months from the consummation of the offering if the extended period is approved by our shareholders.

NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited interim condensed financial statements of Chardan 2008 China Acquisition Corp., (the “Company”), and the notes thereto have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for December 31, 2008 and filed with the Securities and Exchange Commission on April 8, 2009. The interim financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Company has not produced any revenue from its principal business and is a development stage company as defined by the Statement of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

The results of operations for the three months ended March 31, 2009 and from the period from inception (February 19, 2008) through March 31, 2008 are not necessarily indicative of annual results. The Company manages its business as one reportable segment.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results will differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities,” cash which is restricted as to withdrawal is considered a noncurrent asset.  Restricted cash consists of funds held in trust until provisions for release have been met.  As of March 31, 2009, Chardan has approximately $54,300,000 held in U.S. Treasuries that are subject to such restrictions.

Deferred acquisition costs

Costs related to proposed acquisition costs are capitalized.  Should an acquisition not occur, all related costs will be expensed.  As of March 31, 2009, no such costs were incurred.

Accrued Interest

As of March 31, 2009, there is no accrued interest.

Income taxes

The Company uses the liability method for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Income (loss) per share

The Company presents basic income (loss) per share and diluted earnings per share in accordance with the provisions of SFAS No. 128 "Earnings per Share".

Under SFAS No.128, basic net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares and common share equivalents outstanding during the year.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.  The Company maintains accounts with financial institutions, which may exceed the insured Federal Deposit Insurance Corporation limit of $250,000 in the future.  The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions.

Recent accounting pronouncements

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the Financial Accounting Standards Board (FASB) issued FSP Emerging Issues Task Force (“EITF”) Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The FSP affects entities that accrue dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the award. This FSP is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP EITF 03-6-1 on its consolidated financial position and results of operations.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an entity's Own Stock

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" (EITF 07-5).  EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions.  It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact of EITF 07-5 on its consolidated financial position and results of operations.

Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60”.  This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities to increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises.  SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of SFAS No. 163.  Except for those disclosures, earlier application is not permitted.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion.  The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized.  The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations.  The FSP requires retrospective application to the terms of instruments as they existed for all periods presented.  The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is not permitted.  The Company is currently evaluating the potential impact of FSP APB 14-1 upon its consolidated financial statements.

 The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162).  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".  The implementation of this standard will not have a material impact on the Company's consolidated financial position and results of operations.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FASB Staff Position on Financial Accounting Standard (“FSP FAS”) No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142 “Goodwill and Other Intangible Assets”.  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles.    The Company’s consolidated financial statements do not currently include intangible assets, but should it come to hold any such assets, it will evaluate the potential impact of FSP FAS No. 142-3 on its consolidated financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”, (SFAS No. 161). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. The Company is currently evaluating the potential impact of SFAS No. 161 on the Company’s consolidated financial statements.

Delay in Effective Date

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s consolidated financial condition or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (SFAS No. 141(R)).  This Statement replaces the original SFAS No. 141.  This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The objective of SFAS No. 141(R) is to improve the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS No. 141(R) established principles and requirements for how the acquirer:

a.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.

b.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.

c.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The Company is unable at this time to determine the effect that its adoption of SFAS No. 141(R) will have on its results of operations and financial condition.

Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS No. 160).  This Statement amends the original Accounting Review Board (ARB) No. 51 “Consolidated Financial Statements” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and may not be applied before that date.  The Company is unable at this time to determine the effect that its adoption of SFAS No. 160 will have on its results of operations and financial condition.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (SFAS No. 159), which becomes effective for the Company on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The Company does not anticipate that the election, of this fair-value option will have a material effect on its financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 addresses the requests from investors for expanded disclosure about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2008. The Company is unable at this time to determine the effect that its adoption of SFAS No. 157 will have on its results of operations and financial condition.

NOTE 4 - UNITED STATES TREASURIES

Funds held in the trust account were used to purchase one -month Treasury bonds on March 5, 2009, at an aggregate price of $54,304,409.  The bonds mature on April 2, 2009 with a face value of $54,308,000.

NOTE 5 - ACCOUNTS PAYABLE

As of March 31, 2009, there were no outstanding accounts payable.

NOTE 6 - EQUITY

On March 12, 2008, the Company entered into an agreement to issue 2,291,666 insider units at a purchase price of $.01091 per unit, for total proceeds of $25,000.  Each unit consists of one share of common stock and one warrant.  These units have been issued and proceeds have been received.  Accordingly, the Company presented these units as issued on the Statement of Shareholder’s Equity and Balance Sheet as of March 31, 2009.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Company calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 30.87%; risk-free interest rate of 2.5% and an expected life of four years.  Based on the assumptions above, no value was assigned to these warrants at the date of issuance.

NOTE 7 - AGREEMENTS

The Company has entered into an agreement to pay a monthly fee of $7,500 to a related entity for general and administrative services.  This agreement commenced on August 11, 2008 and will continue until the consummation of a business combination, 30 months from August 11, 2008, or the date on which the Company ceases its corporate existence, whichever occurs first.

NOTE 8 – LOANS FROM RELATED PARTIES

As of March 31, 2009, loans from related parties totaled $174 which represents monies lent from Chardan Capital.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This interim report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Such forward-looking statements include statements regarding, among others, our: (a) expectations about possible business combinations, (b) growth strategies, (c) future financing plans, and (d) anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this interim report. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” in our prospectus dated August 11, 2008 for the initial public offering of our securities. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	our status as a development stage company;

•	our liquidation prior to a business combination;

•	the reduction of the proceeds held in the trust account due to third party claims;

•	our selection of a prospective target business or asset;

•	our issuance of our share capital or incurrence of debt to complete a business combination;

•	delisting of our securities from the Nasdaq Capital Market or the ability to have our securities listed on the Nasdaq Capital Market following our initial business combination;

•	our ability to consummate an attractive business combination due to our limited resources and the significant competition for business combination opportunities;

•	conflicts of interest of our officers and directors;

•	potential current or future affiliations of our officers and directors with competing businesses;

•	our ability to obtain additional financing if necessary;

•	the control by our existing shareholders of a substantial interest in us;

•	the adverse effect the outstanding warrants and options may have on the market price of our ordinary shares;

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

•	the existence of registration rights with respect to the securities owned by our existing shareholders;

•	the lack of a market for our securities;

•	our being deemed an investment company;

•	our dependence on our key personnel;

•	our dependence on a single company after our business combination;

•	business and market outlook;

•	our growth as a whole;

•	our and our customers’ business strategies;

•	environmental, permitting and other regulatory risks;

•	foreign currency fluctuations and overall political risk in foreign jurisdictions;

•	our operating and capital expenditures;

•	our competitive position;

•	outcomes of legal proceedings;

•	expected results of operations and/or financial position;

•	future effective tax rates; and

•	compliance with applicable laws and regulations in the U.S., China, the British Virgin Islands and elsewhere as applicable.

Any forward-looking statement made by us in this interim report speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Overview

Chardan 2008 China Acquisition Corp. is a newly incorporated British Virgin Islands business company with limited liability. We are a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business (a “Business Combination”).

We have a period of 18 months from the consummation of our initial public offering (the “IPO”) which occurred on August 11, 2008, to effect our Business Combination, with an additional twelve-month period (for a total of 30 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. Further, if we have entered into a letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 30 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our Business Combination by an additional 6 months to avoid being required to liquidate (the “Extended Period”). If the Extended Period is approved by our shareholders we would have a total of 36 months from the consummation of the IPO to complete a Business Combination.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

We intend to focus on identifying a target business having its primary operations in the People’s Republic of China, but our efforts will not be limited to a particular industry. To date, our efforts have been limited to organizational activities, completion of our IPO and the evaluation of possible Business Combinations, none of which is yet probable to occur.

Financing History

We consummated an IPO of 6,875,000 units (the “Units”) on August 11, 2008. Each Unit consists of one ordinary share, $0.0001 par value per share (the “Public Ordinary Shares”) and one warrant (the “Public Warrants”) entitling the holder to purchase one Public Ordinary Share at a price of $5.00. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The Public Warrants will become exercisable on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Prior to the consummation of the IPO, we had issued 2,291,666 insider units (the “Insider Units”), each consisting of one ordinary share (the “Insider Ordinary Shares”) and one warrant (the “Insider Warrants”) to certain of our officers, directors and existing shareholders at a price of $0.01091 per Insider Unit, generating gross proceeds of $25,000.  The holders of the Insider Ordinary Shares have agreed to vote such shares in the same manner as the majority of the Public Ordinary Shares included in the Units sold in the IPO. The terms of the Insider Warrants are identical to those of the Public Warrants.

Additionally, prior to the consummation of the IPO, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants from us at a price of $0.50 per warrant (the “Private Placement Warrants”) in a private placement (the “Private Placement”), generating gross proceeds of $1,000,000. The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants are non-redeemable and may be exercised on a “cashless” basis on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and they will expire on August 11, 2012, or earlier upon our liquidation.

The sale of the Insider Units, the Units in the IPO and the Private Placement Warrants generated gross proceeds to the Company in the aggregate amount of $56,025,000. We intend to use the proceeds from those issuances, less offering expenses (both paid and deferred) and the expenses of operations, an aggregate of $52,200,000 (the “Net Proceeds”), to engage in a Business Combination with a business that has its principal operations in the People’s Republic of China.  Our efforts will not be limited to a particular industry in China.

The Net Proceeds (together with deferred offering expenses) have been deposited into a trust account (the “Trust Account”) at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee. The holders of the Insider Ordinary Shares have waived their right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination.  The holders of the Public Warrants, Insider Warrants and Private Placement Warrants have no right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination, in which event the Public Warrants, Insider Warrants and Private Placement Warrants will expire worthless.

Results of Operations

For the period from January 1, 2009 to March 31, 2009, we had net income/(loss) of  $(216,977), which consisted of interest income of $10,133 earned on the Trust Account investment of $53,305,000, offset by filing and listing fees of $27,953,  $140,231 for travel-related expenses, and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the Trust Account are available for use only to: (i) engage in a Business Combination; (ii) redeem up to one ordinary share less than 35% of the Public Ordinary Shares that are voted against the Extended Period if the Extended Period is approved; (iii) redeem up to one ordinary share less than 35% of the Public Ordinary Shares that are voted against a Business Combination if the Business Combination is approved and completed; or (iv) distribute to the holders of the Public Ordinary Shares in the event we fail to complete a Business Combination and liquidate and dissolve, subject to the following exceptions:

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

-	Payment of taxes due;
-
Distribution of interest earned on the Net Proceeds in the Trust Account for our use as working capital in identifying and evaluating a target business and in negotiating and consummating a Business Combination with such target business; and

-	Payment of deferred offering expenses to the underwriters of the IPO.

At March 31, 2009, we had approximately $54,308,000 held in the Trust Account, comprised of approximately $54,305,000 in Treasuries and $3,333 in accrued interest, and cash outside of the Trust Account of approximately $79,000. We anticipate using these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to a prospective target business or businesses, as well as legal, accounting and other expenses associated with structuring, negotiating and documenting a Business Combination. We will also incur regular expenses to meet our obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly $7,500 administrative expense to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors.

Although interest rates may fluctuate, which could affect the amount of working capital available to us, we believe that we will have sufficient working capital available to operate for the twelve months that began October 1, 2008.  If the funds that we are entitled to withdraw from the Trust Account are insufficient to cover our expenses, we may be required to raise additional capital, the amount, availability and cost of which cannot be ascertained at present.  In such an event, we could seek additional capital through loans or additional investments from our directors and officers, but none of which is under any obligation to advance funds to, or invest in, us. Any interest income not used to fund working capital requirements will remain the property of the Company and will be available as additional consideration payable in connection with a Business Combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents. We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.

Other Items

There are no other items to disclose.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2009	CHARDAN 2008 CHINA ACQUISITION CORP.

	By:	/s/ Kerry Propper
		Name:	Kerry Propper
		Title:	Chief Executive Officer

	By:	/s/ Xiaosong Zhong
		Name:	Xiaosong Zhong
		Title:	Chief Financial Officer